As filed with the Securities and Exchange Commission on May 10, 2005
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                       -----------------------------------

                                   Schedule TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )*
                      ACM Managed Dollar Income Fund, Inc.
                       (Name of Subject Company (Issuer))
                      ACM Managed Dollar Income Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer))
                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                                    000949107
                      (CUSIP Number of Class of Securities)
                                 Mark R. Manley
                        Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
            (Name, address, and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)
                                 With a copy to:
                              Patricia A. Poglinco
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee
====================================================== =========================
Transaction Valuation*                                     Amount of Filing Fee
------------------------------------------------------ -------------------------
    $.................................................               $
====================================================== =========================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[_]  Amount Previously Paid:
     Form or Registration No.:
     Filing Party:
     Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

                          Information Contained Herein

     Attached hereto are the following relating to ACM Managed Dollar Income Fund, Inc.

1)    Press Release dated May 10, 2005
2)    Press Release dated March 14, 2005
3)    Press Release dated December 14, 2004

Shareholder Contact:
1-800-221-5672

                                                                   Press Release


                      ACM MANAGED DOLLAR INCOME FUND, INC.
                      ANNOUNCES COMMENCEMENT OF TENDER OFFER


     NEW YORK, NY May 10, 2005 - ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today basic terms of the tender offer to be conducted during the second quarter of this year. Under the terms approved by the Fund's Board of Directors, the Fund will, pursuant to due notification, commence a tender offer on May 13, 2005 for 1,135,385 shares of its common stock representing approximately 5% of the Fund's outstanding shares. The offer will be for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date after the date the offer expires. The offer will expire at 12:00 Midnight Eastern Time on June 10, 2005, unless extended. On May 9, 2005, the net asset value of a share of the Fund was $7.91 per share and the per share market price on the Exchange was $7.59, representing a 4.05% discount from net asset value. The offer is in fulfillment of an undertaking in connection with the initial public offering of shares stated in the Fund's prospectus dated October 22, 1993.

     The terms and conditions of the offer will be set forth in the Fund's Offer to Purchase, to be dated May 13, 2005, and the related Letter of Transmittal.

     The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund has current net assets of approximately $179.5 million and invests substantially all of the assets in U.S. and non-U.S. fixed income securities denominated in U.S. dollars with the primary investment objective of high current income and a secondary investment objective of capital appreciation.

     This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

                      ACM MANAGED DOLLAR INCOME FUND, INC.
                  CONCLUSION OF TENDER OFFER MEASUREMENT PERIOD

     NEW YORK, NY March 14, 2005 - ACM Managed Dollar Income Fund, Inc., a closed-end investment company NYSE: ADF (the "Fund"), today announced the results of its recently concluded tender offer measurement period. Pursuant to the Fund's Prospectus dated October 22, 1993, and subject to the conditions and limitations described therein, the Fund undertook to conduct a tender offer for shares of its common stock during the second quarter of each year if, during a 12-week period designated by the Fund's Board of Directors, the Fund's shares have traded at an average discount from net asset value of 3% or more determined on the basis of the discount or premium on the last trading day in each week during the 12-week period. As previously announced, the Board of Directors had designated the 12 weeks ended March 11, 2005 as the measurement period with respect to a possible 2005 tender offer. During that period, the Fund's common stock traded at an average discount to net asset value of 3.55%. Accordingly, the Fund is required pursuant to the Prospectus undertaking to conduct a tender offer during the second quarter of 2005.

     The Fund is a non-diversified, closed-end management investment company managed by Alliance Capital Management L.P. As of March 11, 2005, the Fund's total net assets were approximately $184.6 million and the Fund's shares were trading at a discount to net asset value of 3.32%.

     The terms and conditions of any tender offer will be subject to the federal securities laws, the prospectus for the initial public offering of the Fund's shares and approval by the Fund's Board of Directors. Management expects to recommend to the Board that the tender offer commence early in the second calendar quarter and remain open for twenty business days.

     This announcement is not an offer to purchase or a solicitation of an offer to sell shares of the Fund. Any offer will be made only by an Offer to Purchase and related Letter of Transmittal. Holders of shares of the Fund should read these documents when they are available because they will contain important information. These and other filed documents will be available to investors for free both at the Web site of the Securities and Exchange Commission and from the Fund. The offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

                      ACM MANAGED DOLLAR INCOME FUND, INC.
                   DESIGNATES TENDER OFFER MEASUREMENT PERIOD


     NEW YORK, NY December 14, 2004 -- ACM Managed Dollar Income Fund, Inc. (NYSE: ADF) (the "Fund") announced today that in accordance with its Prospectus dated October 22, 1993, the Fund's Board of Directors has fixed the 12-week period ending Friday, March 11, 2005, as the measurement period for purposes of determining whether the Fund will conduct a tender offer for shares of its common stock.

     As provided in the Prospectus, and subject to the conditions and limitations described therein, the Fund will conduct an annual tender offer for its shares during the second quarter of each year if, during a 12-week period "prior to a date designated by the Directors no later than the end of the first calendar quarter," the Fund's shares have traded at an average discount from net asset value of 3% or more determined on the basis of the discount or premium as of the last trading day in each week during the 12-week period. As of the close of trading on December 10, 2004, the Fund's shares were trading at a discount to net asset value of 3.47%.

     As of December 10, 2004, the Fund's total net assets were approximately $183.5 million. The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P.













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